UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 8 TO

ANNUAL REPORT

of

PROVINCE OF ONTARIO

(Canada)

(Name of Registrant)

Date of end of last fiscal year: March 31, 2023

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Geoff Gartshore

Deputy Consul General

Canadian Consulate General

466 Lexington Ave

New York, New York 10017

United States of America

Copies to:

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West, 199 Bay Street

Suite 4405, P.O. Box 247

Toronto, Ontario, Canada M5L IE8

*	The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2023 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (99.10)	2024 Ontario Economic Outlook and Fiscal Review

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

November 1, 2024	By:	/s/ Carlos Yep
		Name:	Carlos Yep
		Title:	Director, Funding
Capital Markets Division
Ontario Financing Authority

Exhibit Index

Exhibit (99.10):	2024 Ontario Economic Outlook and Fiscal Review